EXHIBIT 99.1

Himax Reports Fourth Quarter and Full Year 2009 Financial Results

Highlights:

  Market share expansion in small- and medium-sized display driver segment in 2009, with handset display drivers shipment increasing more than 50% year-over-year
  Fourth quarter 2009 gross margin in-line, while revenues and EPS beat prior guidance
  First quarter 2010 guidance: revenues to remain flat or increase slightly; gross margin to decline by less than one percentage point; GAAP earnings per ADS to be in the range of 4-6 cents

TAINAN, Taiwan, Feb. 8, 2010 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today reported financial results for the fourth quarter and full year ended December 31, 2009.

For the fourth quarter of 2009, Himax reported net revenues of $178.7 million, representing a 43.8% increase from $124.3 million in the fourth quarter of 2008, and a 12.0% decrease from $203.1 million in the third quarter of 2009. Gross margin was 20.0% in the fourth quarter of 2009, down one percentage point year-over-year, and down 0.4 percentage points, sequentially. Operating income in the fourth quarter was $13.1 million, as compared to operating loss of $21.3 million for the same period last year, as compared to operating income of $10.8 million in the previous quarter.

Net income attributable to Himax stockholders for the fourth quarter of 2009 was $11.0 million or $0.06 per diluted ADS, beating the Company's previous guidance, up from net loss of $13.2 million or $0.07 per diluted ADS in the fourth quarter of 2008, and up from $8.8 million or $0.05 per diluted ADS in the third quarter of 2009.

Excluding share-based compensation and acquisition-related charges, non-GAAP operating income for the fourth quarter of 2009 was $15.4 million, up from non-GAAP operating loss of $18.8 million in the same period last year, and down from $20.0 million in the previous quarter.

Non-GAAP net income attributable to Himax stockholders for the fourth quarter of 2009 was $12.6 million or $0.07 per diluted ADS, up from non-GAAP net loss of $10.9 million or $0.06 per diluted ADS in the fourth quarter of 2008, and down from $16.2 million or $0.09 per diluted ADS in the third quarter of 2009.

Reconciliation of gross margin, operating margin, net margin and diluted EPS excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to GAAP gross margin, GAAP operating margin, GAAP net margin and diluted GAAP EPS, most comparable GAAP figure, is set out in the accompanying reconciliation schedule.

Numbers for shares outstanding and relevant information in the financial statements of the Company's common stocks are retroactively adjusted for all periods presented to reflect the effect of the recapitalization plan approved by the Company's stockholders in the general meeting on August 6, 2009. The recapitalization plan led to change in par value of the stock and doubled the total share count, with ADS ratio changing to one ADS representing two common stocks.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "2009 was a dramatic while challenging year for the TFT-LCD industry and us. Starting from the later part of 2008, the global financial crisis had adversely impacted the demand of TFT-LCD panels. As a result, the whole TFT-LCD industry suffered from over-supply and experienced significant pricing pressure. This extremely tough operating environment continued as we entered into 2009. To almost everybody's surprise, demand of TFT-LCD panels rebounded strongly with short notice. Ever since then, the main challenge of the entire supply chain has been the ability for rush order fulfillment."

Mr. Wu continued, "Among our small-and-medium display drivers, share gain in the worldwide handset display drivers was particularly remarkable, with shipment growing more than 50% year-over-year, from both the international brands and the Chinese brands. Our focus is to continue to expand our market share in this strategic segment with our competitive product offering and services. 2009 was also a remarkable year for our non-driver products, we commenced shipments of our white LED driver and CMOS image sensor product lines. Though both were in small quantities initially, we believe the commercial shipment is paving the way for us to tap the great market potential in these two emerging segments.

"During the past year, we further strengthened our leadership in the world's emerging pico-projector industry with a solid shipment record and increasing new design-wins. Notably, our LCOS pico-projector solutions enabled the world's first projector-embedded digital camera, marking another milestone in the field of innovation. Recent customer feedback and intensive design-in activities firmly support our belief that 2010 will be a promising year for our LCOS pico-projector solutions. As both orders and design-ins are picking up strongly, we are planning to expand our in-house capacity to fulfill the increasing demand for our LCOS panels. Looking into 2010 and beyond, we expect to see increasing adoptions of our LCOS pico-projector solutions by our customers in various applications.

"We are proud to announce that our TV and monitor chipset product line multiplied in revenues during the past year. We also have been working closely with our customers in commercializing our innovative technologies, such as iCT, or infinite color technology, and our 2D to 3D conversion solution. We are extremely excited to see these innovations adopted by customers to be key differentiators in their new products, some of which could hit the market as early as the second quarter of 2010. In addition, we made inroads into the leading-edge wafer level optics, which are expected to replace the conventional lens, starting with lower resolution camera modules. Currently, we offer products with VGA and 2 mega pixel resolutions, mainly focusing on cell phones and Notebook PCs. Our wafer level optics have been well-received by a number of the world's first-tier CMOS image sensor and camera module makers."

Mr. Wu continued, "In regards to our dual-listing plan on the main board of the Taiwan Stock Exchange, we continued to make progress during the past quarter. According to the Taiwan-listing requirements, prospect issuers are required to submit 2009 full-year ROC GAAP audited financials by the end of February 2010 in order to continue the review process by the authorities, followed by the update of preliminary prospectus, among other procedures. We now expect to receive the Taiwan-listing approval in the second quarter of 2010, subject to regulatory approvals."

Mr. Wu added, "In the near term, some TFT-LCD panel components are currently experiencing a shortage in supply, as indicated by TFT-LCD makers, which may be a factor leading to uncertainty in our first quarter 2010 guidance. Furthermore, the capacity and equipment tightness at certain of our subcontractors may potentially increase our costs of revenue and negatively impact our gross margin. Moving to our first quarter 2010 guidance, we are seeing rather healthy demand in a traditionally low season. Compared to the previous quarter, we expect revenues to remain flat or go up slightly with a slight gross margin decline of less than one percentage point. GAAP earnings per ADS is expected to be in the range of 4-6 cents."

Investor Conference Call / Webcast Details

The Company's management will review detailed fourth quarter 2009 results on Monday, February 8, 2010 at 6:00 PM EST (7:00 AM, Tuesday, February 9, Taiwan time). The conference dial-in numbers are +1-201-689-8470 (international) and +1-877-407-9039 (U.S. domestic). A live webcast of the conference call will be available on the Company's website at www.himax.com.tw. The playback will be available beginning two hours after the call through 1:00pm Taiwan time on Monday, February 15, 2010 (midnight U.S. Eastern Standard Time) at www.himax.com.tw and by telephone at +1-201-612-7415 (international) or +1-877-660-6853 (U.S. domestic). The account number to access the replay is 3055 and the conference ID number is 342695.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players,  digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs and CMOS Image Sensors. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Anyang-si Kyungki-do, and Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Factors that could cause actual results and the Taiwan listing plan to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; shareholders' support on the dual listing plan, changes in either Taiwan or U.S. authorities' policies, Taiwan Stock Exchange and Taiwan authority's acceptance of the Company's Taiwan listing application, changes in capital market conditions in either Taiwan or the U.S., capital market acceptance of our share offering, the capability to maintain the full two-way fungibility between the Company's ordinary shares and ADSs and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2008 filed with SEC on May 15, 2009, as amended.

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended December 31,		Three Months Ended September 30,
	2009	2008	2009
Revenues
Revenues from third parties, net	$59,421	$46,977	$77,933
Revenues from related parties, net	119,255	77,301	125,189
	178,676	124,278	203,122

Costs and expenses:
Cost of revenues	142,889	98,186	161,687
Research and development	16,767	15,945	21,772
General and administrative	3,882	3,951	4,985
Bad debt expense	(575)	25,297	533
Sales and marketing	2,622	2,179	3,323
Total costs and expenses	165,585	145,558	192,300

Operating income (loss)	13,091	(21,280)	10,822

Non operating income (loss):
Interest income	90	900	110
Foreign exchange gains (losses), net	(108)	(603)	7
Other income, net	31	186	22
	13	483	139
Earnings (Loss) before income taxes	13,104	(20,797)	10,961
Income tax expense (benefit)	3,016	(6,992)	2,933
Net income (loss)	10,088	(13,805)	8,028
Net loss attributable to noncontrolling interests	949	649	793
Net income (loss) attributable to Himax stockholders	$11,037	$(13,156)	$8,821

Basic earnings (loss) per ordinary share attributable to Himax stockholders	$0.03	$(0.03)	$0.02
Diluted earnings (loss) per ordinary share attributable to Himax stockholders	$0.03	$(0.03)	$0.02
Basic earnings (loss) per ADS attributable to Himax stockholders	$0.06	$(0.07)	$0.05
Diluted earnings (loss) per ADS attributable to Himax stockholders	$0.06	$(0.07)	$0.05

Basic Weighted Average Outstanding Ordinary Shares	362,034	384,610	367,026
Diluted Weighted Average Outstanding Ordinary Shares	362,579	384,610	368,905

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Twelve Months Ended
	December 31,
	2009	2008
Revenues
Revenues from third parties, net	$245,075	$312,336
Revenues from related parties, net	447,306	520,463
	692,381	832,799

Costs and expenses:
Cost of revenues	550,556	628,693
Research and development	71,364	87,574
General and administrative	16,346	19,353
Bad debt expense	218	25,305
Sales and marketing	10,360	11,692
Total costs and expenses	648,844	772,617

Operating income	43,537	60,182

Non operating income (loss):
Interest income	766	3,315
Foreign exchange losses, net	(510)	(844)
Other income (loss), net	(68)	1,382
	188	3,853
Earnings before income taxes	43,725	64,035
Income tax expense (benefit)	7,915	(8,689)
Net income	35,810	72,724
Net loss attributable to noncontrolling interests	3,840	3,657
Net income attributable to Himax stockholders	$39,650	$76,381

Basic earnings per ordinary share attributable to Himax stockholders	$0.11	$0.20
Diluted earnings per ordinary share attributable to Himax stockholders	$0.11	$0.20
Basic earnings per ADS attributable to Himax stockholders	$0.21	$0.40
Diluted earnings per ADS attributable to Himax stockholders	$0.21	$0.40

Basic Weighted Average Outstanding Ordinary Shares	369,652	383,229
Diluted Weighted Average Outstanding Ordinary Shares	370,229	383,753

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended December 31,		Three Months Ended September 30,
	2009	2008	2009
Share-based compensation
Cost of revenues	$22	$14	$216
Research and development	1,306	1,496	6,040
General and administrative	228	207	1,188
Sales and marketing	219	208	1,149
Income tax benefit	(233.00)	(53.00)	(1631.00)
Total	$1,542	$1,872	$6,962

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$259	$239	$260
Sales and marketing	289	290	288
Income tax benefit	(546.00)	(162.00)	(162.00)
Total	$2	$367	$386

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Twelve Months Ended December 31,
	2009	2008
Share-based compensation
Cost of revenues	$264	$435
Research and development	10,936	15,861
General and administrative	1,959	2,813
Sales and marketing	1,902	2,691
Income tax benefit	(2,260)	(687)
Total	$12,801	$21,113

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Research and development	$1,035	$957
Sales and marketing	1,157	1,158
Income tax benefit	(1,032)	(1,244)
Total	$1,160	$871

Himax Technologies, Inc.
Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	December 31,	September 30,	December 31,
	2009	2009	2008
Assets
Current assets:
Cash and cash equivalents	$110,924	$114,562	$135,200
Marketable securities available-for-sale	10,730	2,909	13,870
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	64,496	76,031	51,029
Accounts receivable from related parties, less allowance for sales returns and discounts	138,172	148,870	104,477
Inventories	67,768	106,418	96,921
Deferred income taxes	17,472	21,078	21,446
Prepaid expenses and other current assets	14,216	12,028	11,707
Total current assets	$423,778	$481,896	$434,650
Equity-method investments	586	619	--
Financial assets carried at cost	11,619	11,619	11,619
Property, plant and equipment, net	51,458	52,346	55,111
Deferred income taxes	24,565	23,483	23,029
Goodwill	26,846	26,846	26,846
Intangible assets, net	8,872	9,421	10,965
Other assets	2,722	2,546	3,328
	126,668	126,880	130,898
Total assets	$550,446	$608,776	$565,548

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$88,079	$150,139	$53,720
Income tax payable	14,257	13,498	15,455
Other accrued expenses and other current liabilities	18,425	19,206	22,455
Total current liabilities	$120,761	$182,843	$91,630
Other liabilities	5,613	3,683	3,912
Total liabilities	$126,374	$186,526	$95,542

Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 358,012,184, 365,764,786, and 380,239,188 shares issued and outstanding at December 31, 2009, September 30, 2009, and December 31, 2008, respectively	$107,404	$109,729	$114,072
Additional paid-in capital	183,839	185,147	186,487
Accumulated other comprehensive income (loss)	4	4	(314)
Unappropriated retained earnings	128,206	122,835	162,926
Himax stockholders' equity	$419,453	$417,715	$463,171
Noncontrolling interests	4,619	4,535	6,835
Total equity	$424,072	$422,250	$470,006
Total liabilities and stockholders' equity	$550,446	$608,776	$565,548

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S.Dollars)
	Three Months Ended December 31,		Three Months Ended September 30,
	2009	2008	2009

Cash flows from operating activities:
Net income (loss)	$10,088	$(13,805)	$8,028
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,617	3,210	3,452
Provision (reversal) for allowance for doubtful accounts	(575)	25,297	533
Share-based compensation expenses	1,776	1,925	2,084
Investment loss under equity method investment	48	--	41
Loss on disposal of property and equipment	2	6	34
Gain on disposal of subsidiary shares, net	--	(27)	--
Gain on disposal of marketable securities, net	(17)	(119)	(52)
Deferred income tax expense (benefit)	2,023	(11,026)	(263)
Inventories write downs	3,711	3,359	2,649
Changes in operating assets and liabilities:
Accounts receivable	12,110	29,070	(11,308)
Accounts receivable from related parties	10,700	41,197	(6,797)
Inventories	33,809	15,202	(25,612)
Prepaid expenses and other current assets	(1,132)	3,676	1,905
Accounts payable	(62,060)	(67,463)	13,590
Income tax payable	1,068	3,430	3,333
Other accrued expenses and other current liabilities	2,158	(5,135)	1,364
Other liabilities	(697)	--	--
Net cash provided by (used in) operating activities	16,629	28,797	(7,019)

Cash flows from investing activities:
Purchase of property and equipment	(2,125)	(9,364)	(2,365)
Proceeds from disposal of property and equipment	7	4	9
Purchase of available-for-sale marketable securities	(15,721)	(21,487)	(8,896)
Disposal of available-for-sale marketable securities	7,946	16,763	8,454
Proceeds from disposal of subsidiary shares by Himax Technologies Limited	76	56	14
Purchase of equity-method investments	--	--	(312)
Purchase of subsidiary shares from noncontrolling interests	(99)	(351)	(61)
Decrease (increase) in other assets	(108)	(20)	1,875
Net cash used in investing activities	(10,024)	(14,399)	(1,282)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S.Dollars)

	Three Months Ended December 31,		Three Months Ended September 30,
	2009	2008	2009
Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiaries	$805	$1,034	$120
Payments to acquire ordinary shares for retirement	(11,043)	(3,195)	(14,023)
Proceeds from short-term debt	--	--	80,000
Repayment of short-term debt	--	--	(80,000)
Net cash used in financing activities	(10,238)	(2,161)	(13,903)
Effect of exchange rate changes on cash and cash equivalents	(5)	(145)	6
Net increase (decrease) in cash and cash equivalents	(3,638)	12,092	(22,198)
Cash and cash equivalents at beginning of period	114,562	123,108	136,760
Cash and cash equivalents at end of period	$110,924	$135,200	$114,562

Supplemental disclosures of cash flow information:
Cash paid during the period for:
interest	$--	$--	$3
income taxes	$13	$517	$5

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S.Dollars)
	Twelve Months Ended December 31,
	2009	2008

Cash flows from operating activities:

Net income	$35,810	$72,724
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,795	12,318
Provision for allowance for doubtful accounts	218	25,305
Share-based compensation expenses	8,553	9,086
Investment loss under equity method investment	89	--
Loss on disposal of property and equipment	43	89
Gain on sales of subsidiary shares, net	--	(341)
Loss (gain) on sale of marketable securities, net	87	(913)
Deferred income taxes expense (benefit)	1,448	(12,348)
Inventories write downs	13,559	18,028
Changes in operating assets and liabilities:
Accounts receivable	(13,686)	12,342
Accounts receivable from related parties	(33,685)	89,850
Inventories	14,464	1,371
Prepaid expenses and other current assets	(2,300)	8,012
Accounts payable	34,360	(93,301)
Income tax payable	(880)	(3,206)
Other accrued expenses and other current liabilities	2,452	(2,516)
Other liabilities	(697)	--
Net cash provided by operating activities	73,630	136,500

Cash flows from investing activities:
Purchase of property and equipment	(10,457)	(17,490)
Proceeds from sale of property, plant and equipment	17	32
Purchase of available-for-sales marketable securities	(36,316)	(68,892)
Disposal of available-for-sale marketable securities	39,263	71,172
Proceeds from sale of subsidiary shares by Himax Technologies Limited	529	719
Purchase of financial assets carried at cost	--	(4,481)
Purchase of equity-method investments	(663)	--
Purchase of subsidiary shares from noncontrolling interest	(243)	(673)
Increase in refundable deposits	(217)	(86)
Release (pledge) of restricted cash equivalents and marketable securities	1,066	(2,065)
Increase in other assets	(234)	--
Net cash used in investing activities	(7,255)	(21,764)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S.Dollars)

	Twelve Months Ended December 31,
	2009	2008
Cash flows from financing activities:
Distribution of cash dividends	$(55,496)	$(66,817)
Proceeds from issuance of new shares by subsidiaries	1,027	1,123
Payments to acquire ordinary shares for retirement	(36,596)	(8,656)
Proceeds from short-term debt	80,000	--
Repayment of short-term debt	(80,000)	--
Net cash used in financing activities	(91,065)	(74,350)
Effect of exchange rate change on cash and cash equivalents	414	34
Net increase (decrease) in cash and cash equivalents	(24,276)	40,420
Cash and cash equivalents at beginning of year	135,200	94,780
Cash and cash equivalents at end of year	$110,924	$135,200

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$3	$--
Income taxes	$7,652	$7,175

Himax Technologies, Inc.
Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:
	Three Months Ended December 31,		Three Months Ended September 30,
	2009	2008	2009
Revenues	$178,676	$124,278	$203,122

Gross profit	35,787	26,092	41,435
Add: Share-based compensation – Cost of revenues	22	14	216
Gross profit excluding share-based compensation	35,809	26,106	41,651
Gross margin excluding share-based compensation	20.0%	21.0%	20.5%

Operating income (loss)	13,091	(21,280)	10,822
Add: Share-based compensation	1,775	1,925	8,593
Operating income (loss) excluding share-based compensation	14,866	(19,355)	19,415
Add: Acquisition-related charges –Intangible assets amortization	548	529	548
Operating income (loss) excluding share-based compensation and acquisition-related charges	15,414	(18,826)	19,963
Operating margin excluding share-based compensation and acquisition-related charges	8.6%	(15.1%)	9.8%
Net income (loss) attributable to Himax stockholders	11,037	(13,156)	8,821
Add: Share-based compensation, net of tax	1,542	1,872	6,962
Add: Acquisition-related charges, net of tax	2	367	386
Net income (loss) attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	12,581	(10,917)	16,169
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	7.0%	(8.8%)	8.0%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income (loss) attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:
	Twelve Months Ended December 31,
	2009	2008
Revenues	$692,381	$832,799

Gross profit	141,825	204,106
Add: Share-based compensation – Cost of revenues	264	435
Gross profit excluding share-based compensation	142,089	204,541
Gross margin excluding share-based compensation	20.5%	24.6%

Operating income	43,537	60,182
Add: Share-based compensation	15,061	21,800
Operating income excluding share-based compensation	58,598	81,982
Add: Acquisition-related charges –Intangible assets amortization	2,192	2,115
Operating income excluding share-based compensation and acquisition-related charges	60,790	84,097
Operating margin excluding share-based compensation and acquisition-related charges	8.8%	10.1%
Net income attributable to Himax stockholders	39,650	76,381
Add: Share-based compensation, net of tax	12,801	21,113
Add: Acquisition-related charges, net of tax	1,160	871
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	53,611	98,365
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	7.7%	11.8%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per Ordinary Share Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:
	Three Months Ended December 31,	Twelve Months Ended December 31,
	2009	2009
Diluted GAAP EPS attributable to Himax stockholders	$0.03	$0.11
Add: Share-based compensation per diluted share	$--	$0.03
Add: Acquisition-related charges per diluted share	$--	$--

Diluted non GAAP EPS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.03	$0.14

Numbers do not add up due to rounding
CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
          +886-2-2370-3999 Ext. 22300
          max_chan@himax.com.tw

          Himax Technologies, Inc.
          Investor Relations
          Jessie Wang
          +886-2-2370-3999 Ext. 22618
          jessie_wang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com

Himax Q409 Earnings Call Transcript

Operator Intro: Welcome to Himax Technologies’ fourth quarter and full year 2009 financial results conference call.  At this time, all participants are in a listen-only mode.  Later we will conduct a question and answer session.  At that time, if you have a question, you will need to press star 1 on your push button phone.  The call is scheduled for one hour.

As a reminder, this conference is being recorded today.  A replay will be available 2 hours after the call today, through 1PM on Monday, February 15, 2010 in Taiwan.  The replay dial-in number is 1-201-612-7415 with account number 3055 and conference ID number 342695.  The replay will also be accessible at www.himax.com.tw.

Joseph Villalta

Thank you, operator. Welcome everyone to Himax’s fourth quarter and full year 2009 earnings call.  Joining us from the company are Mr. Jordan Wu, President and Chief Executive Officer, and Mr. Max Chan, Chief Financial Officer.  After the company’s prepared comments, we will have time for any questions today.

If you have not yet received a copy of today’s results release, please call The Ruth Group at 1-646-536-7003.  Or you can get a copy off Himax’s website at www.himax.com.tw.

Before we begin the formal remarks, I’d like to remind everyone that some of the statements in this conference call, including statements regarding expected future financial results, industry growth and the Taiwan listing plan, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this conference call.

Factors that could cause actual results and the Taiwan listing plan to differ include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; shareholders’ support on the dual listing plan, changes in either Taiwan or US authorities’ policies, Taiwan Stock Exchange and Taiwan authority’s acceptance of the Company’s Taiwan listing application, changes in capital market conditions in either Taiwan or the US, capital market acceptance of our share offering, the capability to maintain the full two-way fungibility between the Company’s ordinary shares and ADSs and other risks described from time to time in the Company’s SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2008 filed with SEC on dated May 15, 2009, as amended.

Except for the Company’s full year of 2008 financials which were provided on the Company’s 20-F, filed with the SEC on May 15, 2009, the financial information included in this conference call is unaudited and consolidated, and prepared in accordance with US GAAP. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our annual consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information included in this conference call should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information included in this conference call is not necessarily indicative of our results for any future period.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

At this time, I would now like to turn the call over to Mr. Jordan Wu.  Please go ahead, sir.

Mr. Jordan Wu

Thank you Joseph and thank you everyone for joining us on today’s call.

To begin, I will briefly highlight our performance in the fourth quarter and summarize a few milestones we have achieved in the past year. Then I will provide our outlook for the first quarter 2010 and outline our strategic focus areas for 2010. Our CFO, Max Chan will then provide further details on our financial performance.

In summary, we are pleased with our fourth quarter performance. Our revenues, gross margin and earnings per ADS for the fourth quarter all came in better than or in line with our prior guidance.

Our fourth quarter revenues came in at $178.7 million, representing a 43.8% growth year-over-year and a 12.0% decline, sequentially.

Revenues from large panel display drivers were $128.2 million, up 41.5% from a year ago and down 8.0% sequentially. Large panel drivers accounted for 71.8% of our total revenues for the fourth quarter, as compared to 72.9% a year ago and 68.6% in the previous quarter. While demand for IT panel drivers was down and off from a high season, demand for TV panel drivers continued to grow.

Revenues from small- and medium-sized applications were $37.7 million, up 35.2% from the same period last year and down 22.1% sequentially. Small- and medium-sized applications accounted for 21.1% of total revenues for the fourth quarter, as compared to 22.5% for the same period last year, and 23.8% in the previous quarter.

Revenues from our non-driver business were $12.8 million, up 120.2% from the same period last year and down 17.3% sequentially. Our non-driver products accounted for 7.1% of our total revenues as compared to 4.6% a year ago and 7.6% in the previous quarter.

Our GAAP gross margin for the fourth quarter was 20.0%, as compared to 21.0% a year earlier, and 20.4% in the previous quarter.

For the fourth quarter, GAAP net income was $11.0 million, or 6 cents per ADS, compared to a net loss of $13.2 million, or 7 cents per ADS, a year ago, and a net income of $8.8 million, or 5 cents per ADS, in the prior quarter. The net loss in the last quarter of 2008 was mainly the result of a net loss of $17.4 million arising from our allowance for doubtful accounts from SVA-NEC (having taken into account the associated tax benefit thereof).

Now let us turn to our performance for the full year 2009. Looking back, it was a dramatic while challenging year for the TFT-LCD industry and us. Starting from the later part of 2008, the global financial crisis had adversely impacted the demand of TFT-LCD panels. As a result, the whole TFT-LCD industry suffered from over-supply and experienced significant pricing pressure. This extremely difficult operating environment continued as we entered into 2009. To almost everybody’s surprise, demand of TFT-LCD panels rebounded strongly with short notice. Ever since then, the main challenge of the entire supply chain has been the ability for rush order fulfillment.

As our customers struggled through this unprecedented industry downturn, Himax, an anchor supplier to many of them, suffered as well from severe pricing pressure and loss of revenue. Our revenues totaled $692.4 million in 2009, representing a 16.9% decline year-over-year. In terms of product mix, while revenues from large panel display drivers declined significantly, we managed to grow revenues in both small-and-medium and non-driver segments, each with around 10% annual growth, an illustration of our commitment to our long-term diversification strategy.

Among our small-and-medium display drivers, share gain in the worldwide handset display drivers was particularly remarkable, with shipment growing more than 50% year-over-year, from both the international brands and the Chinese brands. We aim to continue to expand our market share in this strategic segment with our competitive product offering and services.

Gross margin in 2009 was 20.5%, as compared to 24.5% in 2008. The decline was primarily due to the significant pricing pressures from our customers, as we pointed out earlier. Our net income was $39.7 million, or 21 cents per ADS, compared to $76.4 million, or 40 cents per ADS in the previous year.  Max, our CFO, will later elaborate on further details.

Amid this volatile and challenging operating environment, we remain fully committed to becoming the world’s leading semiconductor solution provider for the flat panel display industry.  2009 was a transition and remarkable year for Himax to achieve this long-term goal.

While the global TFT LCD industry and the associated demand on display drivers are inevitably entering into a mature stage, we believe there is still room for us to grow our market share, especially from China, which is now the world’s most aggressive builder of new TFT LCD capacity.  Based on our long-term, solid business relationship with Chinese TFT-LCD makers, we are confident that we will have a leading share in this increasingly important market.

2009 was also a remarkable year for our non-driver products. First of all, we commenced shipments of our white LED driver and CMOS image sensor product lines. Though both were in small quantities initially, we believe the commercial shipment is paving the way for us to tap the great market potential in these two emerging segments.

During the past year, we further strengthened our leadership in the world’s emerging pico-projector industry with a solid shipment record and increasing new design-wins. Notably, our LCOS pico-projector solutions enabled the world’s first projector-embedded digital camera, marking another milestone in the field of innovation. Recent customer feedback and intensive design-in activities firmly support our belief that 2010 will be a promising year for our LCOS pico-projector solutions. As both orders and design-ins are picking up strongly, we are planning to expand our in-house capacity to fulfill the increasing demand for our LCOS panels. Looking into 2010 and beyond, we expect to see increasing adoptions of our LCOS pico-projector solutions by our customers in various applications.

In our TV and monitor chipset product line, we had not only multiplied the revenues in the past year, but also been working closely with our customers in commercializing our innovative technologies. Our iCT, or infinite color technology, can save panel power consumption by up to 30 to 60% while enhancing image quality. Our 2D to 3D conversion solution, which has received overwhelming reception by customers for its superior performance since its launch not long ago, can convert any 2D content into 3D format on a real time basis while offering a high level of visual comfort. We are extremely excited to see these innovations being adopted by customers to be key differentiators in their new products, some of which could hit the market as early as the second quarter of 2010.

In our CMOS image sensor product line, we had commenced shipment of sensor for conventional camera modules in the first half of 2009. On top of that, we made inroads into the leading-edge wafer level optics, which are expected to replace the conventional lens in the long run, starting with lower resolution camera modules. Our wafer level optics is a novel and state-of-the-art technology enabling camera modules to continue to challenge small form factor requirement. Its high temperature resistance feature also makes SMT reflow process possible, saving phone makers’ assembly costs. Currently, we offer products with VGA and 2 mega pixel resolutions, mainly focusing on cell phones and Notebook PCs. Our wafer level optics have been well-received by a number of the world’s first-tier CMOS image sensor and camera module makers.

Before providing our first quarter 2010 guidance, I would like to share with you some recent observations. As you are aware, there were recently-announced mergers in the TFT-LCD industry, including both our customers and suppliers. We believe these consolidations are healthy developments for the entire TFT-LCD industry in the long term. We will continue to deliver the best service and products to these customers, in both our display driver and non-driver product lines.

In the near term, some TFT-LCD panel components are currently experiencing a shortage in supply, as indicated by TFT-LCD makers, which may be a factor leading to uncertainty in our first quarter 2010 guidance. Furthermore, the capacity and equipment tightness at certain of our subcontractors may potentially increase our costs of revenues and negatively impact our gross margin.

Moving to our first quarter 2010 guidance, we are seeing rather healthy demand in a traditionally low season. Compared to the previous quarter, we expect revenues to remain flat or go up slightly with a slight gross margin decline of less than one percentage point. GAAP earnings per ADS is expected to be in the range of 4-6 cents.

Now let me turn over to Max Chan, our CFO, for further details on our financials.

Mr. Max Chan

Thank you, Jordan. I will now provide additional details for our fourth quarter and full year 2009 financial results.

For the fourth quarter, our GAAP operating expenses were $22.7 million, down 52.1% from $47.4 million a year ago and down 25.9% from $30.6 million in the previous quarter. The significant year-over-year reduction in our GAAP operating expenses was primarily due to our allowance for doubtful accounts of $25.3 million from SVA-NEC in the fourth quarter of 2008. The sequential decline in GAAP operating expense was primarily because we granted, at the end of third quarter, our 2009 RSUs, or Restricted Share Units. Of the $12 million RSUs, about 54.0% was vested and expensed immediately on the grant day.

GAAP net income for the fourth quarter was $11.0 million, or 6 cents per ADS, up from a net loss of $13.2 million, or 7 cents per ADS in the same period last year. Excluding those one-time effects from SVA-NEC as Jordan pointed out earlier, our net income in the fourth quarter of 2009 grew by 162% year-over-year.

Excluding share-based compensation and acquisition-related charges, our non-GAAP gross margin for the fourth quarter was 20.0%, as compared to 21.0% a year ago and 20.5% a quarter ago. Non-GAAP operating income for the fourth quarter was $15.4 million, up from an operating loss $18.8 million in the same period last year and down from an operating income of $20.0 million in the previous quarter.

Share-based compensation and acquisition-related charges for the fourth quarter were $1.5 million and $0 million, respectively, as compared to $1.9 million and $0.4 million, a year earlier.

Non-GAAP net income was $12.6 million, or 7 cents per ADS, up from a net loss of $10.9 million or 6 cents per ADS for the same period last year, and down from a net income of $16.2 million or 9 cents per ADS in the previous quarter.

Our cash, cash equivalents and marketable securities available for sale were $121.7 million at the end of December, up from $117.5 million a quarter ago.

Net cash inflow from operating activities for the fourth quarter was $16.6 million as compared to a net cash outflow of $7.0 million in the previous quarter.

In terms of 2009 full year performance, our GAAP operating expenses were $98.3 million as compared to $143.9 million a year earlier.  The significant reduction in our operation expenses was primarily a result of the continued optimization and rationalization measures covering literally all aspects of our operations.

Tax expense for 2009 was $7.9 million, as compared to a tax benefit of $8.7 million in 2008. The increase in tax expense in 2009 was primarily due to the expiration of one of our 5-year tax-exemption programs, among other factors. Based on our current best estimate, we now expect our full year 2010 effective tax rate to be around 10%, primarily because the Taiwan statutory income tax rate is reduced from 25% to 20%, starting from the beginning of 2010.

GAAP net income in the year of 2009 was $39.7 million, or 21 cents per ADS, compared to $76.4 million, or 40 cents per ADS, in 2008.

Excluding share-based compensation and acquisition-related charges, our non-GAAP gross margin for the year 2009 was 20.5%, as compared to 24.6% last year. Non-GAAP operating income for the year 2009 was $60.8 million, as compared to $84.1 million in 2008.

Share-based compensation and acquisition-related charges for 2009 were $12.8 million and $1.2 million, respectively, as compared to $21.1 million and $0.9 million in 2008.

Non-GAAP net income was $53.6 million, or 29 cents per ADS, as compared to 51 cents per ADS in the previous year.

During the quarter, we continued to repurchase our ADSs and thereby cancelled our underlying ordinary shares accordingly. Share repurchases in the fourth quarter totaled $11.0 million or approximately 3.9 million ADSs.  At the end of the quarter, we had roughly $10.4 million remaining in the current share repurchase authorization.

In regards to our dual-listing plan on the main board of the Taiwan Stock Exchange, we continued to make progress during the past quarter.  According to Taiwan-listing requirements, prospect issuers are required to submit 2009 full-year ROC GAAP audited financials by the end of February 2010 to continue the review process by the authorities, followed by the update of preliminary prospectus, among other procedures.  We now expect to receive the Taiwan-listing approval in the second quarter of 2010, subject to regulatory approvals.

The first quarter 2010 earnings per ADS guidance that Jordan provided earlier is based on the assumption of having 359 million diluted weighted average ordinary shares, with one ADS representing two ordinary shares.

Operator, that concludes our prepared remarks.  We can now take any questions.

Jordan’s closing remarks

Thank you everyone for taking time to join today’s call.  We look forward to talking to you again at our next earnings call in early May with an update on our first quarter.